

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4645

February 3, 2017

Jeffrey A. Munsie
General Counsel
Merrimack Pharmaceuticals, Inc.
One Kendall Square, Suite B7201
Cambridge, Massachusetts 02139

> **Re: Merrimack Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 24, 2017**
> **File No. 001-35409**

Dear Mr. Munsie:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that your proxy statement does not include financial statements. The transaction appears to involve the sale of a substantial part of the Company's assets. Please tell us why you do not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. For additional guidance, please refer to the Division of Corporation Finance Financial Reporting Manual, section 2120.2.

Letter to Stockholders

2.   We note the bold face statement in the letter to stockholders regarding the potential for up to $5.00 per share in future cash dividend payments. Please tell us your basis for disclosing, and prominently highlighting, an aggregate dividend amount per share given the significant uncertainties surrounding your future capitalization and your commitment to pass-through additional milestone payments. In this regard, please provide us a response that discusses the potential timing for the additional milestone payments and your basis for assuming that the number of common shares outstanding in future periods

will not materially increase. Also, please tell us, and also revise the letter and other applicable sections of the proxy statement, to clarify the nature of your commitment to pass through the milestone payments to shareholders and what you mean by "subject to there being adequate surplus at such time."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc: Katherine D. Ashley
Graham Robinson
Skadden, Arps, Slate, Meagher & Flom LLP